UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   October 28, 2004

NBO SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

STATE OF MARYLAND	033037	55-0795927
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3676 West California Avenue, Building D
Salt Lake City, Utah   84104
(Address of principal executive offices)

Registrant's telephone number, including area code (801) 887-7000

ITEM 5. OTHER EVENTS

On October 28, 2004, we signed a letter agreement with an investment-banking firm to act as financial advisor and lead underwriter for our initial public offering of common stock. Specific terms relating to the offering will be made available at the appropriate time.

On November 3, 2004 we advised all shareholders of record of the same. The text of the letter to shareholders is attached, and was sent via email and by hard copy, mailed using first class postage to the addresses of all shareholders of record.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 3, 2004   NBO SYSTEMS, INC.

By: /s/ _____
             Keith A. Guevara
             President/CEO



3676 W. California Ave., Bldg. D
Salt Lake City, UT 84104-6515

November 3, 2004

<u>This letter does not constitute nor represent an offer of any securities for sale</u>.

Dear NBO Shareholder,

We are pleased to announce that on October 28, 2004, we signed a letter agreement with an investment-banking firm to act as financial advisor and lead underwriter for our initial public offering of common stock. Specific terms relating to the offering will be made available at the appropriate time. Subject to market conditions, we expect to complete our offering in early 2005.

Since we are entering the "quiet period" prior to a public offering, we are unable to respond to specific inquires beyond what has been presented in this letter. We respectfully ask, <u>and emphasize</u> that you refrain from making additional inquiries to NBO. We cannot and will not disclose any additional information at this time.

We know you share our enthusiasm and excitement in bringing to fruition over ten years of hard work. We wish to thank you for your support and patience as we have guided our company to this level of success. We couldn't have done this without you.

Now, please allow us to focus on the business at hand and filing the necessary SEC required documentation to make this IPO process as smooth as possible. We will share additional information with you at the appropriate time.

We are entering our holiday sales season, which is always the busiest time of year for us. Needless to say, we have a lot on our plates, but are eager to meet the challenges that await !!

We wish you all a very happy Holiday Season !!

Very truly yours,

/s/ Keith A. Guevara
President, CEO and Chairman

Important Information: We encourage you to read the information that we file with the SEC. You may access for free our filings at the SEC's web site (www.sec.gov).

**SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
AND INDUSTRY DATA**

This document contains forward-looking statements, which include, without limitation, statements about the market for our products, strategy, competition and expected financial performance. In some cases, you can identify forward-looking statements by terminology including "could," may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of these terms or other comparable terminology. These statements are only predictions and are based on our current expectations. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described above and elsewhere in our SEC filings. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this document and are expressly qualified in their entirety by the cautionary statements included in this document. We cannot guarantee our future results, levels of activity, performance or achievements. Except as may be required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

For questions, please contact Ms. Diane Powers, Director of Shareholder Relations at 801-746-8122 or dpowers@nbo.com, or Christopher Foley, Chief Financial Officer at 801-746-8103 or cfoley@nbo.com.